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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 8)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)

                            DIGITAL LINK CORPORATION

                           (Name of Subject Company)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION

                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  253856 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                           CHRISTOPHER KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. This Amendment No. 8 to the Schedule 14D-1 also constitutes Amendment No. 8 to the Statement on Schedule 13D of Purchaser and Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation. Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by amending and supplementing the Offer to Purchase as follows:

    1. On November 1, 1999, Purchaser issued a press release, a copy of which is attached hereto as exhibit (a)(15) and is incorporated herein by reference, relating to the increase in the per share purchase price from $10.30 to $10.85, and the extension of the Offer until 12:00 midnight, New York City time, on Friday, November 15, 1999.

    2. The following paragraph is added after the last paragraph under "Special Factors -- Section 1. Background of the Offer", beginning on page 4 of the Offer to Purchase:

    Purchaser determined to increase the tender offer price following contacts between representatives of the Purchaser and representatives of Kopp Investment Advisors, Inc., a registered investment advisor ("Kopp"). Purchaser believes that Kopp is the largest institutional owner of Shares and according to the latest publicly available report on Form 13F filed by Kopp and its affiliates, as of June 30, 1999, such entities collectively beneficially owned 762,025 Shares or approximately 9.4% of the outstanding Shares. On October 29, 1999, representatives of Kopp indicated to representatives of Purchaser that Kopp was prepared to tender all of the Shares beneficially owned by it if the Offer Price were increased to $10.85 per share. On November 1, 1999, representatives of the Purchaser contacted Kopp and informed Kopp that the Purchaser had announced an increase in its offer for the Shares to $10.85 per Share.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

    (a)(15) Press Release dated November 1, 1999.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 1999                                DLZ CORP.

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: President and Chief Executive Officer

                                                       GUPTA CHILDREN'S TRUST AGREEMENT

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                       NARENDRA AND VINITA GUPTA LIVING TRUST

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                       THE NAREN AND VINITA GUPTA FOUNDATION

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                                      /s/ VINITA GUPTA
                                                       ---------------------------------------------
                                                       Vinita Gupta

                                                                   /s/ NARENDRA K. GUPTA
                                                       ---------------------------------------------
                                                       Narendra K. Gupta